UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33138

KBW LLC

(Exact name of registrant as specified in its charter)

787 Seventh Avenue

New York, New York 10019

(212) 887-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On February 15, 2013, pursuant to that Agreement and Plan of Merger, dated as of November 5, 2012, by and among KBW, Inc., a Delaware corporation (the “Company”), Stifel Financial Corp., a Delaware corporation (“Stifel”), SFKBW One, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Stifel, and SFKBW Two, LLC (“Successor Sub”), a Delaware limited liability company, which is wholly owned by and disregarded from Stifel for U.S. federal income tax purposes, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Stifel (the “First Step Merger”). Immediately following the First Step Merger, the Company merged with and into Successor Sub, with Successor Sub surviving as a wholly owned subsidiary of Stifel disregarded from Stifel for U.S. federal income tax purposes (the “Second Step Merger”), whereupon the separate corporate existence of the Company ceased. Upon consummation of the Second Step Merger, Successor Sub was renamed “KBW LLC.”

Pursuant to the requirements of the Securities Exchange Act of 1934, KBW LLC, a Delaware limited liability company (as successor by merger to KBW, Inc., a Delaware corporation), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2013	KBW LLC (Successor by merger to KBW, Inc.)

	By:	/s/ James M. Zemlyak
	Name:	James M. Zemlyak
	Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.